SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________
FORM 6-K
REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For February 2006
Commission File Number 0-28800
______________________
DRDGOLD Limited
EBSCO House 4
299 Pendoring Avenue
Blackheath
Randburg, South Africa, 2195
(Address of principal executive offices)
______________________
Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.
Form 20-F        Form 40-F
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes          No
If ''Yes'' is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): N/A

This report on Form 6-K shall be deemed to be incorporated by reference into the Registration
Statement on Form F-3 (Registration No. 333-102800) and Registration Statement on Form F-4
(Registration No. 333-121386) of DRDGOLD Limited (the "Company") filed with the Securities and Exchange Commission on September 30, 2003 and December 17, 2004 respectively, and to be part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.
Attached to the Registrant Form 6-K filing for the month of February 2006, incorporated by reference herein:
Exhibit
99.1
Release dated 23 February 2006, entitled “REPORT TO SHAREHOLDERS FOR THE SIX
MONTHS ENDED 31 DECEMBER 2005”
99.2
Release dated 23 February 2006; entitled. “DRDGOLD GRANTED PROSPECTING RIGHTS
FOR TWO NEW MAJOR PROJECTS”
99.3
Release dated 23 February 2006; entitled. “GROUP NET OPERATING PROFIT UP 6% CASH
COSTS HELD STEADY”

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
DRDGOLD LIMITED
Date: February 23, 2006 By: /s/ Themba Gwebu
Name: Themba Gwebu
Title: Company Secretary

Exhibit 99.1

Report to shareholders for the six months ended
31 December 2005
DRD GOLD LIMITED
2006 FINANCIAL YEAR
(Incorporated in the Republic of South Africa) • Registration No.1895/000926/06
ARBN 086 277616 • JSE trading symbol: DRD • ISIN Code: ZAE 000058723
Issue code: DUSM • NASDAQ trading symbol: DROOY • ASX trading symbol: DRD (“DRDGOLD”
or “The Company”)
KEY RESULTS SUMMARY
6 months to
6 months to 6 months to
Group
31 Dec 2005
30 Jun 2005 31 Dec 2004
(*Restated) (*Restated)
Attributable gold production**
Australasian operations oz
126 770
151 996 165 138
kg
3 945
4 726 5 138
South African operations oz
139 117
125 485 126 417
kg
4 327
3 903 3 932
Discontinued operations oz
-
47 584 152 266
kg
-
1 480 4 736
Group oz
265 887
325 065 443 821
kg
8 272
10 109 13 806
Cash operating costs
Australasian operations US$/oz
323
254                  206
ZAR/kg
67 891
50 889 41 103
South African operations US$/oz
430
391 488
ZAR/kg
90 410
78 356 97 522
Discontinued operations US$/oz
-
665 459
ZAR/kg
-
133 275 91 814
Group US$/oz
375
372 372
ZAR/kg
78 756
74 618 74 256
Gold price received (Group) US$/oz
467
428 420
ZAR/kg
98 131
85 771 83 941
Capital expenditure (Net Group)
US$ million
17.6
11.5
13.4
ZAR million
114.5
71.4
83.4
* Figures restated where applicable to effect the transition from South African Statements of Generally Accepted Accounting Practice (“SA GAAP”) to International Financial Reporting Standards (“IFRS”).
** Attributable – Including Emperor Mines Limited ("Emperor") 39.52% from 5 December 2005 (previously 45.33%); Crown Gold Recoveries (Pty) Limited ("CGR") and East Rand Proprietary Mines Limited (“ERPM”) 100% from 1 December 2005 (previously 40%)
Group Results (Unaudited)
• Emperor consolidation approved by shareholders
• SA Mining Charter equity compliance attained through KBH transaction
• Group cash operating costs steady at US$375/oz
• Net operating profit up 6%
• Cash margin of 16%
• Argonaut, Sallies new order prospecting rights granted: 11Moz resource potential
KEY FEATURES

FORWARD-LOOKING STATEMENTS
Many factors could cause the actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, adverse changes or uncertainties in general economic conditions in the markets we serve, a drop in the gold price, a continuing strengthening of the Rand against the Dollar, regulatory developments adverse to DRDGOLD or difficulties in maintaining necessary licenses or other governmental approvals, changes in DRDGOLD's competitive position, changes in business strategy, any major disruption in production at key facilities or adverse changes in foreign exchange rates and various other factors.
These risks include, without limitation, those described in the section entitled
"Risk Factors" included in our annual report for the fiscal year ended 30 June
2005, which we filed with the United States Securities and Exchange
Commission on 15 December 2005 on Form 20-F.You should not place undue reliance on these forward-looking statements, which speak only as of the date thereof. We do not undertake any obligation to publicly update or revise these forward-looking statements to reflect events or circumstances after the date of this report or to the occurrence of unanticipated events.
OVERVIEW
Dear shareholder
Safety
We report, with deep regret, that three employees died in work-related incidents during the six months under review.This compares with eight in the previous six months. Enoque Matues Mapossa died in a fall of ground at
Blyvooruitzicht Gold Mining Company Limited ("Blyvoor") on 28 September
2005 and Sharveen Prasad and Sireli Mansawa in separate falls of ground at
Emperor on 18 November 2005 and 16 December 2005 respectively.
There was an improvement in Emperor’s safety record for the six months under review, compared with the preceding half-year.The Disabling Injury Frequency Rate (“DIFR”)decreased from 8.12 to 6.81 and the Lost Time Injury Frequency Rate (“LTIFR”) from 3.73 to 1.63. A full board of inquiry involving the Fijian Department of Mineral Resources has been conducted into the fatalities that occurred and remedial measures have been implemented.
Tolukuma Mines Limited (“Tolukuma”) continued an outstanding safety record with no lost time incidents for the six months under review.The LTIFR reduced from 0.85 in the six months to June 2005 and to 0.00 in the six months to
31 December 2005.
At the South African operations – Blyvoor, ERPM and CGR – the significantly fewer fatalities and dressing station cases during the six months are enormously encouraging, but deteriorations at all three with respect to the LTIFR and the Serious Injury Frequency Rate ("SIFR"), indicate there can be no relenting in the efforts to improve safety.
Gold market
Gold continued its phenomenal run from early to mid-September 2005 when the bond between US dollar gold price movements and the US dollar/rand exchange rate was broken. In spite of the dollar remaining relatively strong against major currencies such as the euro, the pound and the yen, gold in US dollar terms moved upwards.
This had a significant effect on the gold price in Rand/kg terms: it averaged just under R92 000/kg for the September quarter and almost R101 500/kg for the December quarter.The increase was driven mainly by the higher US dollar gold price, which came in at $439/oz in the three months to end-September 2005, and $486/oz for the three months to end-December 2005.This gave an average for the first half of DRDGOLD’s current financial year of $467/oz or just over R98 000/kg.
So what is driving this gold market? For the past two years, we have been mindful of a number of drivers in the gold market; most of these have been substantiated and expanded upon, with analysts and market commentators calling for US$600/oz in the current year.
The fundamentals we have addressed that are affecting the gold market – such as the lack of reserve replenishment, the slowdown in new mining supply, the reduction in mine supply – especially from South Africa, the growing concerns about the United States and global economies – have given rise to the upward movement in the gold price, successfully breaking through US$500/oz before
Christmas and currently standing at around $550/oz.This is territory last seen
25 years ago.
We are confident that this is not just a flash-in-the-pan event.The fundamentals that many have ignored when looking at the rising gold market – ascribing gold’s run only to the weakening US dollar – will underpin the gold market at much higher levels for some time into the future.
Production
Group attributable gold production in the first half of the 2006 financial year was 18% lower at 265 887oz compared with the previous six months ended
30 June 2005, reflecting both the discontinuation of the North West Operations in South Africa and a 17% decline in production from the Australasian operations to 126 770oz. Gold production from the South African operations rose by 11% to 139 117oz.
While total underground gold production from Blyvoor and ERPM was 5%
lower at 105 165oz, that from surface sources (including Crown) rose by 14%
to 80 763oz, demonstrating DRDGOLD’s pre-eminent role in surface retreatment and its growing contribution to the company’s South African business. We comment further on this at later stages in this communication.
Australasian Operations
Gold production for the first half declined at all three of the Australasian operations – by 17% to 76 613oz at Porgera, by 18% to 30 723oz at Tolukuma,
and by 10% to 19 434 oz at Emperor.
At Porgera, the main reason for lower production was the redirection of resources to the West Wall cutback, exacerbated by lower yield arising from reduced mining from the Stage Four open pit and a seven-day power outage during the second quarter. Yield is expected to improve with increased mining from the Stage Five open pit, while the West Wall cutback is now 25% complete and progressing well.
Lower production at Tolukuma resulted from a lack of available mining face, underground pumping difficulties and bad weather during the first quarter.
Improved pumping efficiencies and an increase in development initiated an encouraging turnaround during the second quarter with gold production up by
16% from 14 199oz to 16 524oz on a Q1 to Q2 basis.Total development increased by 5.5% when compared with the previous six months in spite of
11 days lost in Q1 due to bad weather and reduced development in Q2 due to flooding of the declines.
At Emperor, the decrease in production was attributable to a variety of factors associated with a change in the mine plan. Production has been redirected from the lower-grade Smith Shaft areas to high-grade Philip Shaft sources. Capital expenditure is being directed towards improving infrastructure and increasing production to 1 000 tonnes per day.
Cash operating costs at the Australasian operations for the six months under review rose by 27% to US$323/oz, reflecting lower production and fuel price increases. At Porgera, cash operating costs rose by 32% to US$274/oz, at
Tolukuma by 21% to US$444/oz, and at Emperor by 10% to US$559/oz.
A feasibility study for the installation of a second hydro-power generation facility at Tolukuma is under way.This project would reduce the operation’s reliance on diesel for power generation, and thus helicopter flying hours with a consequent, significant positive impact on operating costs. At Emperor, feasibility studies for the installation of coal/bagasse or bio-fuel power generation facilities are under way.
South African Operations
Total gold production at Blyvoor for the six months under review increased by 2% to 83 304oz, due to a 38% increase in gold production from surface sources – and in particular from the expanded slimes dam project – to
18 488oz. Underground gold production declined by 4% to 64 816oz as a
STOCK
Issued capital
308 086 126 ordinary no par value shares
5 000 000 cumulative preference shares
Total ordinary no par value shares issued and committed: 341 994 830
Stock traded JSE ASX NASDAQ FRANKFURT
Average volume for the 6 months per day (‘000) 292 10 2 806 81
% of issued stock traded (annualised) 25 1 238 7
Price • High R10.80 A$2.26 US$1.66 Euro 1.31
• Low R5.60 A$1.08 US$0.85 Euro 0.74
• Close R9.30 A$2.08 US$1.44 Euro 1.22

All of the South African surface operations continue to perform satisfactorily, supporting the strategic decision to consolidate DRDGOLD’s mining activities in
South Africa and, more specifically, to optimise Crown’s proven technology and experience in the surface retreatment field. Now the world’s largest surface retreatment operation, Crown is poised to re-treat the Top Star dump in central
Johannesburg, acquisition of which from AngloGold Ashanti has been agreed in principle.
In summary, we have made good progress in creating two stand-alone units, one in Australasia and the other in South Africa. With Emperor now in a position to access capital outside of South Africa, it has capacity to grow.The South African operations have been stabilised and a platform has been established for growth into Africa. We look forward to reporting on progress in the next six months.
GEOFFREY CAMPBELL MARK WELLESLEY-WOOD
Non-executive Chairman Chief Executive Officer
23 February 2006
NOTE REGARDING FINANCIAL INFORMATION
Basis of preparation
DRDGOLD has adopted IFRS for the annual period beginning on 1 July 2005.
These financial statements for the six months ended 31 December 2005 have been prepared in accordance with IFRS and International Accounting Standard
("IAS") 34, "Interim Financial Reporting".
Transition to IFRS
The transition to IFRS has been implemented in accordance with IFRS 1 "First-
Time Adoption of International Financial Reporting Standards" and DRDGOLD’s
transition date is 1 July 2004. Comparative information has accordingly been restated from this date.There are certain voluntary exemptions, as discussed below, where the full retrospective restatement of comparatives is not required.
Voluntary exemptions
DRDGOLD has applied its accounting policies retrospectively from the date of transition, with the exception of the following permitted exemptions:
-
Share-based payment transactions – DRDGOLD has elected not to apply
IFRS 2, “Share-based payments”, to share options granted prior to 7
November 2002 as well as those share options granted after that date which had vested before 1 January 2005.
-
Business combinations – DRDGOLD has elected not to apply IFRS 3
“Business Combinations” to all past business combinations that occurred before the date of transition to IFRS.
-
Fair value or revaluation as deemed cost – Certain items of mining assets have been measured at their fair value at the transition date and that fair value has been used as their deemed cost at that date.
IFRS adjustments
Share-based payments
Under SA GAAP, DRDGOLD did not recognise any expense for share options granted to employees. Under IFRS 2, options to acquire the entity’s equity instruments that were granted post 7 November 2002 and which remained unvested at 1 January 2005 are measured at fair value at grant date.The expense is recognised over the vesting period, adjusted to reflect actual levels of vesting.
The cumulative effect of DRDGOLD’s equity-settled schemes on opening accumulated loss at 1 July 2004 is an increase in accumulated loss of
R6.0 million.The corresponding credit is to the share-based payments reserve.
The effect on the loss for the 2005 financial year is an increase in the loss of
R10.6 million (31 December 2004: R5.3 million).There are no taxation implications of these adjustments.
Property, plant and equipment
Previously IAS 16 “Property, plant and equipment” did not clearly set out the requirement for separate depreciation of significant components of property, plant and equipment.The revised IAS 16 requires significant components of an asset, with useful lives that differ significantly from the asset as a whole, to be depreciated separately over their useful lives.
Translation of a foreign operation
Previously IAS 21 “The effects of changes in foreign exchange rates” allowed an entity to translate the financial statements of a foreign operation that was integral to the operations of the entity as if the transactions of the foreign operation had been those of the entity.This allowed non-monetary assets and liabilities of the foreign operation to be translated at historical exchange rates and monetary assets and liabilities to be translated at closing exchange rates.
The revised IAS 21 does not contain a distinction between “integrated foreign operation” and a “foreign entity” and all assets and liabilities of a foreign operation are translated at closing exchange rates.
3
consequence both of losing some high-grade B5A area panels following seismic activity during the first quarter, and a subsequent decision during the second quarter to reduce mining from this area in the interests of employee safety. In terms of a new mine plan, production will be increased in the No 4 Shaft and lower-grade No 6 Shaft areas during the March quarter, taking overall underground production to 70 000t per month by September 2006.
Attributable gold production from the Crown surface operation increased by
34% to 28 923oz and at ERPM by 19% to 26 890oz, due primarily to their results becoming 100% attributable from the month of December 2005, following the re-absorption of CGR and ERPM into DRDGOLD South African Operations (Pty) Limited ("DRDSA") as wholly owned subsidiaries.
Cash operating costs for the South African operations increased by 10% to
US$430/oz. At Blyvoor they rose by 7% to US$419/oz and at ERPM by 9% to US$450/oz, while at Crown they were 7% lower at US$382/oz.
Underground cash operating costs were 12% higher at US$461/oz, while surface cash operating costs were 6% lower at US$366/oz. Again, this demonstrates the value add to the South African business of the surface operations – particularly in a rising gold price scenario.
Two-year wage agreements, effective from the second quarter, are factored into these increases but they reflect, nevertheless, both the negative impact of the relentless rise in the cost of utilities and locally sourced goods and services. With respect to the former, it would appear that it is time once again for the mining industry to point out to suppliers the folly of threatening the geese that lay the golden eggs with price hikes way beyond the Consumer Price Index (“CPI”).
Financial
Group cash operating profit in the first half of this year was 27% lower than in the previous six months at R121.2 million mainly as a consequence of the deterioration in the operating performance of the Australasian operations as a whole. Net operating profit was 6% higher at R41.7 million.
Group cash operating costs were well contained, rising by less than 1% to
US$375/oz.
Corporate developments
We are pleased to report that, on 17 and 20 February 2006, shareholders in
DRDGOLD and Emperor approved proposals to vend DRDGOLD's offshore assets into Emperor, thus creating the third largest gold producer listed on the Australian Stock Exchange (“ASX”). On completion of the transaction, DRDGOLD will have an approximate 88% stake in Emperor and receive US$30 million in cash. DRDGOLD has agreed with Emperor rights of exclusivity of operation within the Pacific Rim.
Back home in South Africa, the conclusion of a transaction during the second quarter between DRDGOLD and Khumo Gold SPV (Pty) Ltd in terms of which KBH has acquired a 15% stake in DRDSA means that DRDGOLD complies with the Black Economic Empowerment (“BEE”) ownership requirement of the South African Mining Charter.
With respect to the re-financing of its convertible bond, DRDGOLD is negotiating the extension of the terms of these instruments with existing convertible bond-holders.
Way forward
As Porgera progresses the West Wall cutback and mining moves increasingly into the Stage Five open pit, so both volume and yield should improve. Tolukuma began turning the corner during the second quarter, better managing underground water, escalating underground development and, as a consequence, increasing both volumes and grade. At Emperor, infrastructural improvements and development to access new higher grade mining areas at Philip Shaft in particular – together with ongoing interventions to improve worker morale and productivity – are expected to contribute towards better results.Taking a longer-term view, exploration results at both Tolukuma and Emperor, reported with the company production results on 30 January, are extremely encouraging. Exploration expenditure in the Australasian region over the next two years will total some A$15 million – A$7 million in Papua New Guinea (PNG), A$4 million on the Tuvatu prospect in Fiji and A$4 million on Basala, an inferred resource at the bottom of the Philip Shaft at Emperor’s Vatukoula Mine.
At ERPM, good progress is being made in traversing the 16-metre up-throw fault on the eastern side of the mine and very pleasing grades, averaging 20 grams per tonne in situ, are being encountered in the re-established mining areas.The company’s application for a new order prospecting right over the neighbouring Sallies lease area has been granted and development eastward towards the ERPM/Sallies boundary from within the ERPM lease area has begun. Drilling will be conducted over the next 18 months.There is every reason to believe that the very good grades being experienced on the ERPM side will continue into the Sallies lease area, with potential to increase DRDSA’s overall resource position by some 2 million ounces. DRDGOLD has also secured a new order prospecting right over the Argonaut area, to the south of central Johannesburg, which could increase the South African resource by a further 9 million ounces. Given that Argonaut is contiguous to the east with the western portion of the ERPM lease area, we believe there is even further potential upside.

The condensed consolidated financial statements below are prepared in accordance with IFRS.
CONSOLIDATED 6 months to 6 months to Effect of 6 months to 6 months to Effect of 6 months to
31 Dec 2005 30 Jun 2005 transition to 30 Jun 2005 31 Dec 2004 transition to 31 Dec 2004
IFRS
SA GAAP
IFRS
IFRS
SA GAAP
IFRS
IFRS
Income Statement Rm Rm Rm Rm Rm Rm Rm
Continuing operations
Gold and silver revenue
629.5 570.0                      - 570.0 581.9 - 581.9
Cash operating costs
(508.3)
(412.9)
8.1
(404.8)
(434.5)
5.5               (429.0)
Cash operating profit 121.2 157.1 8.1                 165.2                147.4 5.5                152.9
Corporate administration and
other expenses
(66.9) (39.0) -                 (39.0) (71.6) -                 (71.6)
Share based payments (6.8) -                  (5.3) (5.3) -                  (5.3) (5.3)
Business development (11.5) (8.5) -                  (8.5) (9.5) -                  (9.5)
Exploration costs (0.9) (6.6) -                  (6.6) (4.9) -                  (4.9)
Care and maintenance costs (4.8) (8.1) -                  (8.1) (6.1) -                  (6.1)
Cash profit from operations 30.3 94.9                   2.8                 97.7                  55.3                   0.2                 55.5
Retrenchment costs (1.0) (5.6) -                  (5.6) (20.5) - (20.5)
Investment income 35.4 (33.4) -                 (33.4) 14.5 -                  14.5
Finance charge (23.0) (18.3) (1.1) (19.4) (18.5) 1.7                (16.8)
Net operating profit 41.7 37.6                    1.7                 39.3                   30.8                    1.9             32.7
Rehabilitation (7.8) (19.8) 1.1                (18.7) 2.7                 (1.7) 1.0
Depreciation (71.4) (44.5) (13.0)                (57.5) (66.4) (16.3)                (82.7)
(Loss)/profit on financial instruments (7.5) 5.0                      -                    5.0                    1.7                      -                     1.7
Movement in gold in process 12.1 5.5                      -                    5.5                    5.2                      -                     5.2
Loss before taxation (32.9) (16.2) (10.2)                (26.4) (26.0) (16.1)                (42.1)
Taxation (17.3) (41.5) -                (41.5) (36.6) -                (36.6)
Deferred taxation 16.5 52.4 -                 52.4                  (10.1) -                (10.1)
Loss after taxation (33.7) (5.3) (10.2)                (15.5) (72.7) (16.1)                (88.8)
(Loss)/profit on sale of assets/investment (3.4) -                       -                       - 3.0                      - 3.0
Impairments 52.2 (72.1) - (72.1) -                       -                       -
Loss from associates (79.9) (57.0) -                 (57.0) (20.7) -                 (20.7)
Discontinued operations
Loss for the period from
discontinued operations
(6.3) (11.4) -                (11.4) (279.7) - (279.7)
Minority interest 1.2 -                       -                      -                        -                        -                     -
Net loss (69.9) (145.8) (10.2)               (156.0) (370.1) (16.1)              (386.2)
Headline loss per share-cents
- From continuing operations
(37.5) (23.2) (3.8)                (27.0) (37.8) (6.5)               (44.3)
- From total operations (37.1) (50.4) (3.8)                (54.2) (64.4) (6.5)               (71.0)
Basic loss per share-cents
- From continuing operations
(21.0) (50.0) (3.8)                (53.8) (36.6) (6.5)                (43.1)
- From total operations (23.1) (54.3) (3.8)                (58.1) (149.9) (6.5) (156.4)
Calculated on the weighted average
ordinary shares issued of:
303 215 809 268 646 022 268 646 022 268 646 022 246 924 284 246 924 284 246 924 284
Diluted headline loss per share-cents (37.1) (50.4) (3.8)               (54.2) (64.4) (6.5)                (71.0)
Diluted basic loss per share-cents (23.1) (54.3) (3.8)               (58.1) (149.9) (6.5) (156.4)
CONDENSED CONSOLIDATED As at As at Effect of As at As at Effect of As at
31 Dec 2005 30 Jun 2005 transition to 30 Jun 2005 31 Dec 2004 transition to 31 Dec 2004
IFRS
SA GAAP
IFRS
IFRS
SA GAAP
IFRS
IFRS
Balance Sheet Rm Rm Rm Rm Rm Rm Rm
Employment of capital
Net mining assets
1 003.1 799.1                 (2.0)                 797.1                707.4                  15.7                 723.1
Investments 145.8 108.3 -                 108.3                213.8 -                 213.8
Environmental trust funds 55.2 42.9                       - 42.9 144.4                       - 144.4
Other non-current assets 243.2 214.6 -                 214.6                186.2 -                 186.2
Current assets 348.6 394.3 7.6                 401.9                331.4 -                 331.4
Inventories 137.9 103.3                   8.0 111.3 93.6                      - 93.6
Trade and other receivables 72.9 49.8                  (0.4)                  49.4                  94.7 -                  94.7
Cash and cash equivalents 137.8 241.2 -                 241.2                 143.1 -                 143.1
1 795.9 1 559.2 5.6 1 564.8 1 583.2 15.7 1 598.9
Capital employed
Shareholders’ equity
647.7 620.6
1.2                 621.8                433.9                  15.7                 449.6
Shareholders’ interest 619.2 614.8
1.2                 616.0                428.1                  15.7                 443.8
Minority shareholders interest 28.5
5.8                       -
5.8
5.8                       -
5.8
Long-term borrowings 11.9 359.4
-                 359.4                300.6
-                 300.6
Post retirement health care provisions 18.0
-                       -                        -                      -                        -                       -
Derivative instruments 7.5 3.7 - 3.7
9.7                       -
9.7
Rehabilitation 289.7 151.0
-                 151.0                242.6
-                 242.6
Deferred mining and income taxes 74.7 95.7 - 95.7
127.9                       -
127.9
Provisions 62.6 45.7
-                   45.7                 72.3
-                   72.3
Current liabilities 683.8 283.1
4.4                 287.5               396.2
-                 396.2
Trade and other payables 317.6 218.4
4.4                 222.8                328.7
-                 328.7
Derivative instruments - net -
-                       -                        -
15.3                      -
15.3
Current portion of long-term borrowings 366.2 64.7
-                   64.7                  52.2
-                  52.2
1 795.9 1 559.2 5.6 1 564.8 1 583.2 15.7 1 598.9

CONDENSED 6 months to 6 months to Effect of 6 months to 6 months to Effect of 6 months to
31 Dec 2005 30 Jun 2005 transition to 30 Jun 2005 31 Dec 2004 transition to
31 Dec 2004
IFRS
SA GAAP
IFRS
IFRS
SA GAAP
IFRS
IFRS
Statement of changes in equity Rm Rm Rm Rm Rm Rm Rm
Balance at the beginning of the financial year 621.8 433.9                  15.7                 449.6                564.1 1.3                565.4
Minority shareholders interest now
reflected in shareholders equity
- -                        -                       - 5.8                       - 5.8
Restated balance at the beginning
of the financial year
621.8 433.9                   15.7                449.6                569.9 1.3                571.2
Share capital issued 98.4 225.6 5.3                  230.9               270.3 5.3                275.6
- for acquisition finance and cash 94.1 240.7 -                  240.7               281.9 -                281.9
- for share options exercised 1.0 -                       -                         - 0.5                       - 0.5
- increase in share based payment reserve 6.8 -                    5.3                     5.3                     -                     5.3                   5.3
- for costs (3.5) (15.1) -                   (15.1) (12.1) -                 (12.1)
Net loss attributed to ordinary
shareholders
(69.9) (145.8) (10.2)                 (156.0) (370.1) (16.1)               (386.2)
Net loss attributed to minority
shareholders
(1.2) -                      -                         -                      -                       -                       -
Increase in minorities 23.9 -                      -                         -                      -                       -                       -
Currency translation adjustments and other (25.3) 106.9                  (9.6)                   97.3 (36.2) 25.2 (11.0)
Balance as at the end of the period 647.7 620.6 1.2                  621.8              433.9                   15.7                449.6
Reconciliation of headline loss
Net loss
(69.9) (145.8) (10.2)               (156.0) (370.1) (16.1)               (386.2)
Adjusted for:
- Impairment of assets and investments (52.2) 75.6                      - 75.6 214.0                      - 214.0
- Loss/(gain) on discontinued operations 6.3 (65.2) - (65.2) -                       -                       -
- Loss/(profit) on sale of assets 3.4 -                       -                      - (3.0) - (3.0)
Headline loss (112.4) (135.4) (10.2)               (145.6) (159.1) (16.1)               (175.2)
EQUITY RECONCILIATION OF PREVIOUS SA GAAP TO IFRS 30 Jun 2005 31 Dec 2004 1 Jul 2004
Rm Rm Rm
Shareholders’ equity as previously reported 620.6 433.9 569.9
Property, plant and equipment (2.9) (4.3) 0.2
Translation of a foreign operation 4.1 20.0 1.1
As reported under IFRS 621.8 449.6 571.2
CONDENSED CONSOLIDATED 6 months to 6 months to Effect of 6 months to 6 months to Effect of 6 months to
31 Dec 2005 30 Jun 2005 transition to 30 Jun 2005 31 Dec 2004 transition to 31 Dec 2004
IFRS
SA GAAP
IFRS
IFRS
SA GAAP
IFRS
IFRS
Cash flow statement Rm Rm Rm Rm Rm Rm Rm
Net cash in/(out) flow from operations 1.0 (55.2) 8.1                (47.1)                 (72.6) 5.5                 (67.1)
Working capital changes 8.7 (10.0) -                 (10.0) 8.6 - 8.6
Net cash outflow from investing activities (97.3) (63.6) (8.1) (71.7)                (220.9) (5.5) (226.4)
Net cash (out)/in flow from financing activities (27.8) 223.7 -                 223.7                303.0 - 303.0
(Decrease)/increase in cash and cash
equivalents
(115.4) 94.9                       - 94.9 18.1                      - 18.1
Translation adjustment 12.0 3.2                       - 3.2 (15.9) - (15.9)
Opening cash and cash equivalents 241.2 143.1                       - 143.1 140.9                       - 140.9
Closing cash and cash equivalents 137.8 241.2                       - 241.2 143.1                       - 143.1
Reconciliation of net cash in/(out) flow
from operations
Net operating profit
41.7 37.6 1.7 39.3 30.8 1.9 32.7
Net operating loss from discontinued
operations
(6.3) (76.9) -                 (76.9)                (51.4) -                (51.4)
35.4 (39.3) 1.7 (37.6) (20.6) 1.9 (18.7)
Adjusted for:
Interest provision on convertible bond
14.5 13.7                       - 13.7 13.6                      - 13.6
Amortisation of convertible cost 3.7 3.7                       - 3.7 3.8                       - 3.8
Financial instruments (3.7) (4.7) -                   (4.7)                 (5.2) -                  (5.2)
Unrealised foreign exchange (gain)/loss (28.1) 3.5                       - 3.5 (12.6) - (12.6)
Growth in Environmental Trust Funds (2.6) (3.9) -                   (3.9)                  (1.0) -                  (1.0)
Other non cash items 11.5 3.6                   6.4 10.0                    3.0                   3.6                   6.6
Interest paid (19.3) (12.3) -                  (12.3)                (12.3) -                (12.3)
Taxation paid (10.4) (19.5) -                  (19.5)                (41.3) -                (41.3)
Net cash in/(out) flow from operations 1.0 (55.2) 8.1 (47.1)                (72.6) 5.5                (67.1)
KEY OPERATING AND FINANCIAL RESULTS (Unaudited)
Australasian operations
6 months to 6 months to 6 months to
31 Dec 2005 30 Jun 2005 31 Dec 2004
Porgera (20% share of Joint Venture) (*Restated) (*Restated)
Ore milled t’000 551 594                                    606
Yield g/t 4.33 4.86                                   5.27
Gold produced oz 76 613 92 815 102 579
kg 2 384 2 888 3 191
Cash operating costs US$ per oz 274 208                                    166
ZAR per kg 57 682 41 683 33 110
ZAR per tonne 250 203                                    174
Cash operating profit US$ million 14.8 20.3                                   26.3
ZAR million 96.6 126.6                                 163.2
Capital expenditure (net) US$ million 8.8 9.2                                     6.9
ZAR million 57.3 57.3 42.9

6 months to
6 months to
6 months to
31 Dec 2005
30 Jun 2005
31 Dec 2004
Tolukuma
(*Restated)
(*Restated)
Ore milled
t'000
101
104
107
Yield
g/t
9.47
11.24
11.24
Gold produced
oz
30 723
37 647
38 667
kg
956
1 169
1 203
Cash operating costs
US$ per oz
444
367
312
ZAR per kg
93 347
73 632
62 306
ZAR per tonne
884
828
701
Cash operating profit
US$ million
0.1
3.1
4.1
ZAR million
0.4
19.2
25.4
Capital expenditure (net)
US$ million
3.6
1.1
2.3
ZAR million
23.7
6.9
14.4
Emperor
6 months to
6 months to
6 months to
39.52% attributable from 5 December 2005
31 Dec 2005
30 Jun 2005
31 Dec 2004
(Previously 45.33%)
(*Restated)
(*Restated)
Ore milled
t'000
102
108
105
Yield
g/t
5.93
6.19
7.09
Gold produced
oz
19 434
21 534
23 892
kg
605
669
744
Cash operating costs
US$ per oz
559
507
376
ZAR per kg
117 505
100 986
75 208
ZAR per tonne
701
624
543
South African operations
6 months to
6 months to
6 months to
31 Dec 2005
30 Jun 2005
31 Dec 2004
Blyvoor
(*Restated)
(*Restated)
Ore milled
Underground
t’000
325
278                                    309
Surface
t’000
1 787
1 587
1 345
Total
t’000
2 112
1 865
1 654
Yield
Underground
g/t
6.20
7.59                                  7.06
Surface
g/t
0.32
0.26                                  0.24
Total
g/t
1.23
1.36                                  1.52
Gold produced
Underground
oz
64 816
67 870
70 088
kg
2 016
2 111
2 180
Surface
oz
18 488
13 439
10 481
kg
575
418                                    326
Total
oz
83 304
81 309
80 569
kg
2 591
2 529
2 506
Cash operating costs
Underground
US$ per oz
469
423                                    512
ZAR per kg
98 636
84 636
102 375
ZAR per tonne
612
643
722
Surface
US$ per oz
242
233                                    321
ZAR per kg
50 887
46 641
64 190
ZAR per tonne
16
12                                     16
Total
US$ per oz
419
391
488
ZAR per kg
88 040
78 356
97 522
ZAR per tonne
108
106
148
Cash operating profit/(loss)
US$ million
3.5
3.1                                  (5.7)
ZAR million
22.6
19.4
(35.7)
Capital expenditure (net)
US$ million
4.2
1.2                                    0.8
ZAR million
27.4
7.8
5.1
Crown
6 months to
6 months to
6 months to
100% attributable from 1 Dec 2005
31 Dec 2005
30 Jun 2005
31 Dec 2004
(Previously 40%)
(*Restated)
(*Restated)
Ore milled
t'000
2 149
1 745
1 807
Yield
g/t
0.42
0.38
0.41
Gold produced
oz
28 923
21 529
23 895
kg
899
670
743
Cash operating costs #
US$ per oz
382
412
379
ZAR per kg
80 276
82 297
75 805
ZAR per tonne
34
32
31
Cash operating profit #
US$ per oz
4.7
1.0                                    2.2
ZAR million
30.6
7.2                                  13.8
Cash operating profit attributable to DRDSA
US$ million
0.9
-                                        -
ZAR million
5.5
-                                        -
Capital expenditure (net) #
US$ million
2.0
1.2                                    0.3
ZAR million
13.2
7.7                                    1.9
Capital expenditure (net) attributable to DRDSA
US$ million
0.5
-                                       -
ZAR million
3.1
-                                       -
# Represents total operation

ERPM 6 months to 6 months to 6 months to
100% attributable from 1 Dec 2005 31 Dec 2005 30 Jun 2005 31 Dec 2004
(Previously 40%) (*Restated) (*Restated)
Ore milled
Underground t’000 76 63                                     82
Surface t’000 587 390                                   362
Total t’000 663 453                                   444
Yield
Underground g/t 7.88 8.51                                   6.92
Surface g/t 0.41 0.43                                   0.33
Total g/t 1.26 1.55                                   1.54
Gold produced
Underground oz 19 264 17 233 18 159
kg 599 536                                    565
Surface oz 7 626 5 414 3 794
kg 238 168                                    118
Total oz 26 890 22 647 21 953
kg 837 704                                    683
Cash operating costs #
Underground US$ per oz 447 396                                    367
ZAR per kg 94 025 79 155 73 597
ZAR per tonne 752 667                                    509
Surface US$ per oz 456 460                                    624
ZAR per kg 95 857 91 874 124 431
ZAR per tonne 40 40                                      41
Total US$ per oz 450 411                                    412
ZAR per kg 94 525 82 196 82 382
ZAR per tonne 126 127                                    127
Cash operating profit # US$ million 0.6 1.0                                    0.2
ZAR million 3.8 6.8                                    1.3
Cash operating loss attributable to DRDSA US$ million (0.6) -                                        -
ZAR million (3.9) -                                        -
Capital expenditure (net) # US$ million 0.7 (1.1) -
ZAR million 4.5 (7.5) -
Capital expenditure (net) attributable to DRDSA US$ million 0.2 -                                        -
ZAR million 1.4 -                                        -
# Represents total operation
Discontinued operations
6 months to 6 months to 6 months to
North West (Hartebeestfontein and Buffelsfontein mines) 31 Dec 2005 30 Jun 2005 31 Dec 2004
Ore milled
Underground t’000 - 246                                    740
Surface t’000 - 320                                    564
Total t’000 - 566                                 1 304
Yield
Underground
g/t - 4.68                                   5.70
Surface g/t - 1.03                                   0.92
Total g/t - 2.61                                   3.63
Gold produced
Underground
oz - 37 006 135 516
kg - 1 151 4 215
Surface oz - 10 578 16 750
kg - 329                                    521
Total oz - 47 584 152 266
kg - 1 480 4 736
Cash operating costs
Total
US$ per oz - 665                                    459
ZAR per kg - 133 275 91 814
ZAR per tonne - 348                                    333
Cash operating loss US$ million - (12.1) (6.5)
ZAR million - (75.3) (40.2)
Capital expenditure (net) US$ million - (0.1) 3.4
ZAR million - (0.7) 21.0
Share Option Scheme
The following summary provides information in respect of the DRDGOLD (1996) Share Option Scheme as at 31 December 2005:
Number of % of issued
options capital
In issue 15 675 441 5.09
Options currently vested 7 684 780 2.49

DIRECTORS
Directors
(* British) (** Australian) (*** American)
Non-executives:
J Turk***
Executives:
MM Wellesley-Wood (Chief Executive Officer)*
Independent non-executives: Group Company Secretary:
JWC Sayers (Chief Financial Officer) RP Hume TJ Gwebu
GC Campbell* (Non-Executive Chairman)
D Blackmur**
INVESTOR RELATIONS
For further information, contact Ilja Graulich at:
Tel: (+27-11) 219-8700 • Fax: (+27-11) 476-2637 • e-mail: ilja.graulich@za.drdgold.com • website: http://www.drdgold.com
Ebsco House 4, 299 Pendoring Avenue, Blackheath, Randburg, South Africa • PO Box 390, Maraisburg, 1700, South Africa
DRDGOLD LIMITED

Exhibit 99.2

For immediate release
545/06-jmd
DRDGOLD GRANTED PROSPECTING RIGHTS FOR TWO NEW MAJOR PROJECTS
Johannesburg, South Africa. 23 February, 2006. DRDGOLD Limited (JSE: DRD; NASDAQ:
DROOY; ASX: DRD; POM SoX: DRD) DRDGOLD South African Operations (Pty) Limited
(DRDGOLD SA) announced today that it has been granted prospecting rights under the new Mineral and Petroleum Resources Development Act in respect of the Sallies and Argonaut lease areas.
Taken together, the two projects have the potential to increase the company’s South African resource base by 11 million ounces (oz).
Sallies
The prospecting site within the Sallies lease area, adjacent to ERPM, is located in the
Brakpan/Boksburg area, east of Johannesburg. ERPM mine has a current planned five-year life which, if the current good grades experienced at ERPM continue in the present lease and extended prospecting areas, could be extended to 21 years.
The prospecting right has been granted over a period of four years, from January 2006 to January
2010.
Prospecting will take place underground, at depths of some 3 000 metres (m), covering an area of approximately 1 252 hectares. As no surface drilling will be carried out, there will be no detrimental impact to the ground and surface environment. The in situ gold resource, at 7.5 grams per tonne (g/t), will equate to approximately 2.4 million oz (75 336 kilograms) of gold from this project.
Development is expected to cost some R7.1 million over three years.
“To comply with the law, prospecting must begin within 120 days of the effective date of 14 January
2006, on which date the Environmental Management Plan was authorised and accepted,” said Acting
DRDGOLD SA Chief Executive Officer Niel Pretorius. “We are currently completing the procedures for registering the mining right in the Mineral and Petroleum Titles Registration Office.”
Argonaut
The Argonaut project encompasses the southern down-dip extension of the Central Witwatersrand
Goldfield, previously mined to a depth of between 1 800 m and 2 500 m.
Its focus is the exploitation of the potential resource striking 30 kilometres (km) from ERPM in the east to Durban Roodepoort Deep Mine in the west, at depths of between approximately 2 800 m and
5 000 m below surface. The project has also been the focus of research on the part of the gold mining industry’s collaborative Deep Mine programme, to investigate the required technologies to mine safely and profitably at depths up to 5 000 m.
The area of the prospecting and eventual mining right covers some 969 ha. The estimated resource, at anticipated grades of 8.5 g/t, could yield some 8.9 million ounces (280 000 kg) of gold over the life of the mine.

The prospecting right has been granted for a period of five years with effect from 6 February 2006.
Prospecting will be carried out on surface by a borehole and borehole deflections, and an environmental impact study has been completed and accepted. “Assuming positive results from the assay figures of the borehole, we will extend our prospecting right into adjacent mineral right areas previously held by the company,” Pretorius said.
Note to editors:
East Rand Proprietary Mines (ERPM) has been mined since 1893. The mine was purchased by Crown
Gold Recoveries (CGR) in October 2002. DRDGOLD South African Operations (Pty) Limited has a
100% holding in CGR, which in turn has a 100% holding in ERPM. ERPM currently employs some
2,700 people.
Queries:
South Africa
Investor and Media Relations
Ilja Graulich, DRDGOLD
+27 11 219 8707(office)
+27 83 604 0820 (mobile)
James Duncan, Russell & Associates
+27 11 880 3924 (office)
+27 82 892 8052 (mobile)
North America
Investor and Media Relations
Barbara Cano, Breakstone Group International
+1 646 452 2334 (office)
Australasia
Investor and Media Relations
Paul Downie, Porter Novelli
+61 893 861 233 (office)
+61 414 947 129 (mobile)
United Kingdom/Europe
Investor and Media Relations
Phil Dexter, St James's Corporate Services
+44 20 7499 3916 (office)
+44 779 863 4398
DRDGOLD is an intermediate unhedged gold producer with mines in South Africa as well as Australasia. The company’s production profile is split equally between its highly leveraged SA operations and its low-cost, cash generative offshore mines.
DRDGOLD has primary listings on the Johannesburg (JSE:DRD) and Australian (ASX:DRD) stock exchanges and secondary listings on NASDAQ (DROOY), the London and Port Moresby stock exchanges and the Paris and Brussels
Bourses. Its shares are also traded on the regulated unofficial market of the Frankfurt Stock Exchange and the Berlin
OTC Market.
For more information, please visit www.drdgold.com
FORWARD-LOOKING STATEMENTS
Some of the information in this press release may contain projections or other forward looking statements regarding future events or other financial performance, including forward-looking statements and information relating to us that are based on the beliefs of our management, as well as assumptions made by and information currently available to our management. When used in this release, the words "estimate", "project", "believe", anticipate", "intend", "expect" and similar expressions are intended to identify forward-looking statements. Such statements reflect our current views with respect to future events and are subject to risks, uncertainties and assumptions.
Many factors could cause our actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, adverse changes or uncertainties in general economic conditions in the markets we serve, a drop in the gold price, a continuing strengthening of the Rand against the Dollar, regulatory developments adverse to us or difficulties in maintaining necessary licenses or other governmental approvals, changes in our competitive position, changes in business strategy, any major disruption in production at our key facilities or adverse changes in foreign exchange rates and various other factors.

These risks include, without limitation, those described in the section entitled "Risk Factors" included in our annual report for the fiscal year ended 30 June 2004, which we filed with the United States Securities and Exchange
Commission on 29 November 2004 on Form 20-F, as amended by the Form 20-F/A filed on 29 April 2005 and those detailed from time to time with the United States Securities and Exchange Commission. You should not place undue reliance on these forward-looking statements, which speak only as of the date thereof. We do not undertake any obligation to publicly update or revise these forward-looking statements to reflect events or circumstances after the date of this report or to the occurrence of unanticipated events.

Exhibit 99.3

For immediate release
544/06-jmd
GROUP NET OPERATING PROFIT UP 6%, CASH COSTS HELD STEADY
Johannesburg, South Africa. 23 February, 2006. DRDGOLD Limited (JSE: DRD; NASDAQ:
DROOY; ASX: DRD; POM SoX: DRD) today reported that group net operating profit for the six months ended 31 December 2005 increased by 6% to R41.7 million compared with the previous six months, while group cash operating costs were held steady, rising by less than 1% to US$375 per ounce (oz).
Group attributable gold production was 18% lower at 265 887 oz, reflecting both the discontinuation of the North West Operations in South Africa and a 17% decline in production from the Australasian operations to 126 770 oz. Gold production from the South African operations rose by 11% to 139 117
oz.
Corporate developments
Reporting on recent corporate developments, Chief Executive Officer Mark Wellesley-Wood said shareholders in DRDGOLD and Emperor Mines Limited (Emperor) had approved proposals to vend
DRDGOLD’s offshore assets into Emperor.
“This creates the third-largest gold producer listed on the Australian Stock Exchange; on completion of the transaction, DRDGOLD will have an approximate 88% stake in Emperor and receive US$30 million in cash,” Wellesley-Wood said.
In South Africa, the conclusion of a transaction during the second quarter between DRDGOLD and
Khumo Gold SPV (Pty) Limited (Khumo Gold), in terms of which Khumo Gold acquired a 15% stake in
DRDGOLD South African Operations (Pty) Limited (DRDGOLD SA), means that DRDGOLD complies with the Black Economic Empowerment (BEE) ownership requirement of the South African Mining
Charter.
“We have made good progress in creating two stand-alone units, one in Australasia and the other in
South Africa,” Wellesley-Wood said.
“With Emperor now in a position to access capital outside of South Africa, it has the capacity to grow;
the South African operations have been stabilised and a platform established for growth into Africa.”
Exploration: SA and Australasia
Wellesley-Wood said that the South African Government’s recent granting of new order prospecting rights to DRDGOLD SA in respect of the Sallies (ERPM Extension) and Argonaut lease areas could increase the company’s resource base by 11 million oz – 2 million oz at the former and 9 million oz at the latter.
“There is every reason to believe that the very good grades being experienced currently at ERPM will continue into the neighbouring Sallies lease area and, given that Argonaut is contiguous to the east with the western portion of the ERPM lease area, we believe there is even further potential upside.”
Exploration expenditure in the Australasian region over the next two years will total A$15 million – A$7 million in Papua New Guinea (PNG), A$4 million on the Tuvatu project in Fiji and A$4 million on

Basala, an inferred resource at the bottom of the Philip Shaft at Emperor’s Vatukoula Mine in Fiji,
Wellesley-Wood said.
South Africa
While total underground production from Blyvooruitzicht and ERPM was 5% lower at 105 165 oz, that from these operations’ surface sources – together with that from Crown – rose by 14 % to 80 763 oz.
“This demonstrates DRDGOLD’s pre-eminent role in surface retreatment and the growing contribution of the surface operations to the company’s South African business.
“While underground cash operating costs were 12% higher at US$461/oz, surface cash operating costs were 6% lower at US$366/oz, again demonstrating the value-add to the South African business of the surface operations, particularly in a rising gold price scenario.”
Now the world’s largest surface retreatment operation, Crown was poised to retreat the Top Star dump in central Johannesburg, acquisition of which from AngloGold Ashanti had been reached in principle,
Wellesley-Wood said.
Australasia
Tolukuma began turning the corner during the second quarter, increasing both volumes and grade through escalating development and improved management of underground grade, Wellesley-Wood said, while at Emperor, infrastructural improvements and development to access higher grade mining areas at Philip Shaft in particular are expected to contribute towards better results.
At Porgera, where lower production contributed to the 27% increase in cash operating costs for the
Australasian region as a whole to US$323/oz, progression of the West Wall cutback and a shift in mining to the Stage Five open pit is expected to result in improvements in both volume and grade.
To reduce the impact of fuel price increases – another driver of the rise in cash operating costs – a feasibility study for the installation of a second hydro-power generation facility at Tolukuma was under way, while at Emperor, bio-fuel options were being investigated, Wellesley-Wood said.
Queries:
South Africa
Investor and Media Relations
Ilja Graulich, DRDGOLD
+27 11 219 8707(office)
+27 83 604 0820 (mobile)
James Duncan, Russell & Associates
+27 11 880 3924 (office)
+27 82 892 8052 (mobile)
North America
Investor and Media Relations
Barbara Cano, Breakstone Group International
+1 646 452 2334 (office)
Australasia
Investor and Media Relations
Paul Downie, Porter Novelli
+61 893 861 233 (office)
+61 414 947 129 (mobile)
United Kingdom/Europe
Investor and Media Relations
Phil Dexter, St James's Corporate Services
+44 20 7499 3916 (office)
+44 779 863 4398
DRDGOLD is an intermediate unhedged gold producer with mines in South Africa as well as Australasia. The company’s production profile is split equally between its highly leveraged SA operations and its low cost, cash generative offshore mines.
DRDGOLD has primary listings on the Johannesburg (JSE:DRD) and Australian (ASX:DRD) stock exchanges and secondary listings on NASDAQ (DROOY), the London and Port Moresby stock exchanges and the Paris and Brussels

Bourses. Its shares are also traded on the regulated unofficial market of the Frankfurt Stock Exchange and the Berlin
OTC Market.
For more information, please visit www.drdgold.com
FORWARD-LOOKING STATEMENTS
Some of the information in this press release may contain projections or other forward looking statements regarding future events or other financial performance, including forward-looking statements and information relating to us that are based on the beliefs of our management, as well as assumptions made by and information currently available to our management. When used in this release, the words "estimate", "project", "believe", anticipate", "intend", "expect" and similar expressions are intended to identify forward-looking statements. Such statements reflect our current views with respect to future events and are subject to risks, uncertainties and assumptions.
Many factors could cause our actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, adverse changes or uncertainties in general economic conditions in the markets we serve, a drop in the gold price, a continuing strengthening of the Rand against the Dollar, regulatory developments adverse to us or difficulties in maintaining necessary licenses or other governmental approvals, changes in our competitive position, changes in business strategy, any major disruption in production at our key facilities or adverse changes in foreign exchange rates and various other factors.
These risks include, without limitation, those described in the section entitled "Risk Factors" included in our annual report for the fiscal year ended 30 June 2004, which we filed with the United States Securities and Exchange
Commission on 29 November 2004 on Form 20-F, as amended by the Form 20-F/A filed on 29 April 2005 and those detailed from time to time with the United States Securities and Exchange Commission. You should not place undue reliance on these forward-looking statements, which speak only as of the date thereof. We do not undertake any obligation to publicly update or revise these forward-looking statements to reflect events or circumstances after the date of this report or to the occurrence of unanticipated events.